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                                          Filed by Thoratec Laboratories
                                          Pursuant to Rule 425 under the
                                          Securities Act of 1933, and deemed
                                          filed pursuant to Rule 14a-12 under
                                          the Securities and Exchange Act of
                                          1934.
                                          Subject Company: Thoratec Laboratories
                                          Commission Act File No.: 333-49120

The following is a portion of a script first used by Thoratec Laboratories Corporation on January 22, 2001 during a conference call attended by Thoratec and members of the investment community.

Cheryl Hess

Good afternoon and thank you for joining us for today's fourth quarter and year end 2000 conference call.

With me today are Keith Grossman, Thoratec's president and chief executive officer, and Tom Burnett, senior vice president and chief operating officer. Keith will begin with an overview of the quarter, including an update on our proposed merger with Thermo Cardiosystems, and Tom will discuss some key accomplishments in clinical trial programs. I will conclude with a discussion of our financial results. We will then open the call to questions.

Before we begin, let me remind you that during the course of this conference call, we may make projections or other forward-looking statements regarding future events or the future financial performance of the company. We caution you that these statements are only predictions and that actual results or events may differ materially. We make particular note of our discussions regarding the proposed merger with Thermo Cardiosystems, products in various stages of development and clinical trials and future financial performance and alert you to the risk that we may encounter unanticipated delays or results in any of these areas. We also alert you to be aware of the risks that are contained in the documents we file with the Securities and Exchange Commission, such as the annual and quarterly reports on Forms 10-K and 10-Q and our Registration Statement on Form S-4 as amended and supplemented from time to time related to the proposed merger with Thermo Cardiosystems. These documents detail important facts that could cause actual results of the company's operations to differ materially from those contained in our projections or forward-looking statements.

Keith Grossman

Good afternoon everyone. Needless to say, it has been a busy and interesting time at Thoratec since we last spoke to you in October. Before I get into an overview of the quarter, I want to update you on the TCA transaction and reiterate what we see as the compelling factors supporting this transaction.



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First, as we have announced over the past several weeks, we have cleared all necessary regulatory hurdles, with approval from both companies' shareholders remaining the last significant step. The proxies for the shareholder meetings were mailed about two weeks ago and our special shareholder meetings are scheduled for February 13. We expect to be able to close the transaction immediately after these two meetings.

Based on the current outlook and the financial strength and success of both companies we believe we can generate pro forma revenues of $130-$140 million in fiscal 2001 on a combined basis and realize revenue growth in the range of 25 percent in 2002. As we have indicated in the past, this transaction will be accretive immediately from a cash earnings perspective. Cheryl will discuss some other financial aspects of the transaction in her comments.

In the meantime, management of both companies has been working very hard on a plan to ensure a smooth and successful integration. Our customers and our employees are very excited about the potential of our combined companies--both as they exist today and for the prospect of developing new technology and products tomorrow. On a combined basis, we will have approximately 350 customers.

Keep in mind that both companies have proven products in the market, and also a number of exciting devices and new indications in clinical trials and in development. Both companies have proven the ability to bring products from the drawing board, to the laboratory, through FDA approval and to success in the marketplace. Consequently, we believe that our combined capabilities will create a leader in devices for CHF, as well as a company that can create long-term shareholder value through sustainable growth in revenues and earnings.

I'm sure most of you are well aware of the eleventh-hour, unsolicited proposal to acquire TCA that came from a company called Abiomed. While it would be inappropriate and unnecessary for me to comment on those details, I can tell you this: Thoratec and TCA have an agreement to merge our companies. That agreement was not casually made. It was a decision informed by a very thoughtful and diligent investigation into all available options by the management and boards of TCA, TMO and THOR, over weeks and months. I remain convinced that our merger, on the terms outlined in our agreement, remains the best opportunity for our combined shareholders. Of course, we were grateful to learn on Friday that the TCA board has reaffirmed their commitment to our deal as well. We look forward to hearing from our shareholders on February 13, and closing our merger soon thereafter.

We will be happy to address any questions you might have about this transaction, but I would like to now move to a review of the quarter.

Cheryl Hess

Excluding the Thermo Cardiosystems-merger related charges and taxes, the company reported income of $1.6 million, or $0.07 per share, versus a loss of $498,000, or $0.02 per share, in the fourth quarter a year ago. Including the merger costs and taxes, the company reported a net loss of $862,000, or $0.04 per share. Comparing the fourth



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quarter of 2000 to the third quarter of 2000, we went from break-even to nearly
$1.6 million in income before taxes and merger-related expenses.

Turning to the balance sheet, we ended the year with just over $16 million in cash and short-term investments. The roughly $2.2 million decline from last quarter reflects the use of cash for merger-related expenses.

Before turning the call back to Keith, I want to quickly reiterate some of the key financial aspects of the Thermo Cardiosystems transaction.

- This will be a stock-for stock-transaction and is intended to be accounted for as a reverse acquisition of Thoratec by Thermo Cardiosystems under the purchase accounting method for financial accounting purposes, in accordance with U.S. generally accepted accounting principles.

- Under terms of the agreement, each issued and outstanding share of Thermo Cardiosystems stock will be exchanged for 0.835 shares of newly issued Thoratec stock. Upon completion, Thoratec will have approximately 56 million shares of common stock outstanding on a diluted basis. Thoratec shareholders will own 43 percent of the pro forma shares outstanding and Thermo Cardiosystems shareholders will own 57 percent. Thermo Electron, Cardiosystem's parent and majority shareholder, will own approximately 34 percent of the pro forma shares, which will be subject to certain lock up provisions.

- As we have indicated in the past, a significant amount of intangible assets, including goodwill, will be recorded at closing based on Thoratec's value because this transaction will be accounted for as a reverse merger. While these non-cash charges including our in-process R&D charge, will result in the transaction being dilutive on a GAAP accounting basis in fiscal year 2001, it will be immediately accretive to cash earnings and should be neutral to positive to GAAP in 2002.

- We are projecting pro forma combined revenues in fiscal 2001 of $130-$140 million and revenue growth of approximately 25 percent in fiscal 2002, with greater potential in the following years based on the introduction of new products. We are looking for pre-tax benefits of $5-$10 million within the first 12 months after closing with cash earnings per share of around 25 to 35 cents, excluding the amortization of goodwill and other intangibles and one-time expenses of the merger.

- I want to remind everyone that when the merger is closed, we will adjust these pro forma numbers to reflect the actual purchase accounting effects of these intangibles. Also, only the portion of the current Thoratec's sales that occur after the closing will be reported on a consolidated basis with Thermo Cardio's full-year sales. The numbers we talked about above assume the merger closed January first.

- The new company will have approximately $130 million in cash and will assume approximately $55 million of Thermo Cardiosystem's 4 3/4 percent convertible subordinated debentures due in 2004. Although Thermo Electron will continue to guarantee the debentures, the new company will segregate $45 million in cash as a security for this guarantee.



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Keith Grossman

All of this adds up to a promising year for Thoratec as a stand alone company-- an opportunity that become even more exciting with our combination with Thermo Cardiosystems.

        The portions of this script that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thoratec and Thermo Cardiosystems, and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 (File No. 333-49120) filed with the Securities and Exchange Commission on December 29, 2000, as amended and supplemented from time to time, and in both companies' other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially.

        These forward-looking statements speak only as of the date hereof. None of Thoratec, Thermo Cardiosystems or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Other Important Information

        The proposed merger and the merger agreement between Thoratec and Thermo Cardiosystems are described in a joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the participants in the transaction. You can obtain the joint proxy statement/prospectus and other documents (including the merger agreement) that have been filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free.


Investor Relations Department                Investor Relations Department
Thoratec Laboratories Corporation            Thermo Electron Corporation
6035 Stoneridge Drive                        81 Wyman Street, P.O. Box 9046
Pleasanton, California, 94588                Waltham, Massachusetts 02454
(925) 847-8600                               (781) 622-1111



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